EASTMAIN RESOURCES INC.
360 Bay Street, Suite 500, Toronto, Ontario M5H 2V6
Tel: (416) 361-0737
Fax: (416) 361-0923

February 28, 2008

Re: Exemption #82-4421


08001147

SUPPL

Office of International Corporate Finance
SECURITIES & EXCHANGE COMMISSION
Room 3094 [3-6]
450 - 5 Street N. W.
Washington, D. C. 20549
U. S. A.

Attention: **Office of Applications and Report Services**

Dear Sirs:

Re: Annual and Special Meeting of Shareholders

Enclosed for your files is a copy of the confirmation that the Notice of Record & Meeting Dates has been sent to the Canadian Depository for Securities Limited (CDS) with respect to the calling of an Annual and Special Meeting of Shareholders of the Corporation.

If you have any questions, please do not hesitate to contact the undersigned.

Yours truly,

EASTMAIN RESOURCES INC.

Per: Shaun A. Drake

SAD/wl
Encl.

3/11



RECEIVED

2008 MAR -7 A 11:25

Clarisse Caines
Account Manager, Client Services
Telephone: 416.361.0930 ext235
ccaines@equitytransfer.com

VIA ELECTRONIC TRANSMISSION

February 26, 2008

TO ALL APPLICABLE EXCHANGES AND COMMISSIONS:

RE: Eastmain Resources Inc.
Confirmation of Notice of Record and Meeting Dates

We are pleased to confirm that Notice of Record and Meeting Dates was sent to The Canadian Depository for Securities.

We advise the following with respect to the *Annual and Special* Meeting of Shareholders for Eastmain Resources Inc.

1.	ISIN: CUSIP:	CA27743M1068 27743M106
2.	Date Fixed for the Meeting:	April 24, 2008
3.	Record Date for Notice:	March 20, 2008
4.	Record Date For Voting:	March 20, 2008
5.	Beneficial Ownership Determination Date:	March 20, 2008
6.	Classes or Series of Securities that entitle the holder to receive Notice of the Meeting:	Common Shares
7.	Classes of Series of Securities that entitle the holder to vote at the meeting:	Common Shares
8.	Business to be conducted at the meeting:	Annual & Special

Yours Truly,
EQUITY TRANSFER & TRUST COMPANY

C. Caines

END